EXHIBIT 99.1

Centerra Gold Announces COO Appointment

TORONTO, Aug. 17, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announced today that Paul Chawrun will be appointed as Chief Operating Officer (“COO”), effective September 6, 2022.

Mr. Chawrun is a mining engineer with over 30 years of experience in the mining industry. His most recent executive position was as COO of Teranga Gold Corporation, prior to its acquisition by Endeavour Mining. At Teranga, he was a key part of a team that transitioned a small single asset gold producer into a mid-tier mining company. Mr. Chawrun oversaw two producing mines, including responsibility for the construction and commissioning of one of them, with the final five consecutive years delivering record production and exceptional Environmental, Social and Governance (“ESG”) performance. His prior previous work experience includes positions in operations at Fording and Suncor Energy, as well as technical services and corporate development roles at various mine development companies including Director of Technical Services for the development of the Detour Gold project. Initially starting his career as an exploration geologist for Corona Corporation, Mr. Chawrun is a professional engineer with a Bachelor of Science (“B.Sc.”) in Mining Engineering from Queen’s University, also holding a B.Sc. in Geology from McMaster University and a Master of Business Administration from Athabasca University.

Scott Perry, President and Chief Executive Officer of Centerra stated, “Paul brings a wealth of technical expertise and years of experience to the Centerra team, maximizing performance of existing operating mines in addition to bringing a mine into operation. We very much look forward to Paul helping the Company move forward with a renewed focus on our core operations, the Mount Milligan Mine and the Öksüt Mine. I’m also excited for Paul to champion our development and future growth opportunities, including the advancement of the Goldfield Project.”

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/ec40da94-0f79-44f2-b0a0-da08eef70d81